CCF Investments, Inc.
Statement of Financial Condition

		December 31, 2015
Assets		
Cash	$	434,772
Commissions receivable		513,638
Prepaid expenses		126,067
Property & Equipment, net		29,689
Total assets	$	1,104,166
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	52,990
Commissions payable		588,453
Registration fees collected in advance		76,806
Total liabilities		718,249
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		247,701
Retained earnings		88,216
Total stockholder's equity		385,917
Total liabilities and stockholder's equity	$	1,104,166

The accompanying notes are an integral part of this financial statement.